

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via U.S. Mail and Facsimile to 310-352-4370

Brian B. Sagheb
Chief Executive Officer
Phototron Holdings, Inc.
20259 Ventura Boulevard
Woodland Hills, CA 93164

> **Re: Phototron Holdings, Inc.**
> **Current Report on Form 8-K**
> **Filed March 9, 2011**
> **File No. 000-50385**

Dear Mr. Sagheb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   At the top of page 2 you reference section 27A of the Securities Act and section 21E of the Securities Exchange Act. However, remove these references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 because they do not apply to penny stocks.

Description of Business, page 3

2.   Please revise to identify the sources supporting your statements that (i) gardening is the fastest growing hobby in the U.S., and (ii) hydroponic plants grow 30 to 50% faster. Also, provide these materials to us on a supplemental basis and clearly cross-reference the information in the materials that support these statements.

3. We note that pages 4 and 5 disclose your aspirations to create an independent distribution network. For instance, page 4 states: "we plan to expand our marketing efforts with an independent distribution network;" and page 5 states "Distributors will pay to join our independent distribution network." However, the second and third paragraphs on page 6 suggest you already have a distribution network ("Our know-how includes more than ten years in the hydroponic gardening industry, over twenty years of direct sales expertise and *a committed group of leaders and Distributors who have mastered the art of direct selling and who will emerge as the engine for our growth*"). Please revise to provide consistent disclosure.

Intellectual Property, page 6

4. We note your statement that you "hold all rights to the www.phototron.com domain name." A visit to the website, however, includes information apparently related to a company other than yours. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

5. We note your statement that you will experience the added costs of being a public company. Revise to estimate these costs per year.

6. We note you will begin a direct sales program in 2011 using independent distributors. Disclose the costs of starting this program and estimate the costs once it is established.

7. Disclose the name of the shareholder who lent you $20,000 in 2010.

Directors and Executive Officers, Promoters and Control Persons, page 20

8. Please revise to indicate the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director for Phototron Holdings, Inc. Please refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

9. Please revise to provide the information required by Item 404(a) regarding the shareholder who loaned you $20,000 and the amounts due to your CEO. Please refer to Item 404(d) of Regulation S-K in reference to smaller reporting companies.

10. Please revise to update your disclosure concerning the revolving promissory note agreement with Woodman Management Corporation, including whether unpaid principal and interest has been repaid subsequent to the closing.

<u>Listing, page 25</u>

11.   Disclose the information required by Item 202 of Regulation S-K regarding your capital stock and other securities.

<u>Item 5.03</u>

12.   We note that Phototron, Inc. used a different fiscal year from that used by Catalyst Lighting Group, Inc., the former public shell company. Please either advise us or revise Item 5.03 to disclose the Registrant's intent to change its fiscal reporting year.

<u>Exhibit 99.1</u>

<u>Financial Statements of Phototron, Inc.</u>

13.   The merger of a private operating company into a non-operating shell corporation is considered to be a reverse recapitalization, that is, in substance it is a capital transaction of the private operating company. The transaction is viewed as a stock split by the private operating company accompanied by the issuance of stock by the private operating company for the net assets/net liabilities of non-operating shell corporation. In light of these changes to your capital structure subsequent to the December 31, 2010 balance sheet date, it appears the reverse recapitalization should be given retroactive effect in the historical financial statements of Phototron, Inc. in accordance with the guidance provided by SAB Topics 4C. Please advise us.

Refer to the third and sixth paragraph of page 26, which appear to indicate the exercise price for 433,333 options to purchase your common Phototron common stock was reduced to a nominal value of approximately $0.019 per shares on March 9, 2011, the date on which trading in Phototron Holding common shares opened at $0.51 per share and closed at $1.01 per share. Tell us how you plan to account for these options at the time of re-pricing on March 9, 2001.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Brian B. Sagheb
Phototron Holdings, Inc.
April 4, 2011
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Paul Fischer, at 202-551-3415; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for

Larry Spirgel
Assistant Director